# Mohamed El-Erian (Summary of Investment Related Experience)

| From Date (Month/Year) JANUARY/2020 | To Date (Month/ Year) PRESENT |
|---|---|
| Company Name | BARCLAYS BANK PLC |
| Position Held | NON-EXECUTIVE DIRECTOR |
| | |
| From Date (Month/Year) APRIL/2019 | To Date (Month/ Year) PRESENT |
| Company Name | GRAMERCY FUNDS MANAGEMENT |
| Position Held | CHAIRMAN (FROM JULY 2020, FORMERLY SENIOR ADVISER) |
| | |
| From Date (Month/Year) APRIL/2017 | To Date (Month/ Year) PRESENT |
| Company Name | GIC SINGAPORE (SOVEREIGN WEALTH FUND ESTABLISHED BY THE GOVERNMENT OF SINGAPORE) |
| Position Held | ADVISORY BOARD MEMBER |
| | |
| From Date (Month/Year) JULY/2017 | To Date (Month/ Year) PRESENT |
| Company Name | INVESTCORP BANK BSC |
| Position Held | SENIOR ADVISER |
| | |
| From Date (Month/Year) MARCH/2014 | To Date (Month/ Year)  PRESENT |
| Company Name | ALLIANZ SE |
| Position Held | CHIEF ECONOMIC ADVISER |
| | |
| From Date (Month/Year DECEMBER/2014 | To Date (Month/ Year)  PRESENT |
| Company Name | BERGGRUEN INSTITUTE |
| Position Held | DIRECTOR |
| | |
| From Date (Month/Year) SEPTEMBER/2008 | To Date (Month/ Year)  PRESENT |
| Company Name | NATIONAL BUREAU OF ECONOMIC RESEARCH |
| Position Held | EXECUTIVE COMMITTEE MEMBER |